For

Facible BioDiagnostics, Inc.
A Delaware Corporation

I.R.S EIN: 882039154

Facible BioDiagnostics, Inc.
366 SW 5th Ave, Ste. 104
Meridian, ID 83642

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of July 1, 2022, through December 31, 2022. The following statements balance sheets were prepared by the Company.

Item 1. Management's Discussion and Analysis of the Financial Condition and Results of Operations.

The following is a discussion of the financial condition of the Company. The Regulation A offering that was qualified by the SEC on 07-28-2022 was suspended on 11/16/2022 by management due to lack of investment due to unfavorable market conditions. Management decided to terminate employees related to operations and marketing to reduce salary burden. Five scientists remained through the end of the year to work on advancing the technology and readying it for a demonstration for a potential investor in February. Funds were secured using a SAFE note and secured bridge loans to the company. Efforts to secure additional external investments and grant funding were exhausted without success.

Components of Results of Operations

The following discussion of our financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company's actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022

The Company is, and has been, solely focused on further development of the Q-LAAD Technology in addition to raising capital. As of the date of this report, the Company has never been profitable. In the second half 2022 (through December 31, 2022) the Company had a Net Loss of $395,102.

Loss from operations decreased by $433,774. This decrease comes from the termination of labor and costs to associated with continued Q-LAAD development and the capital raise.

As of the date of this report, the Company has not had revenues.

Operating Expenses

The Company classifies its Operating Expenses as research and development, salaries, contractor, and other compensation, depreciation and amortization, general and administrative, rent, legal and accounting, utilities and insurance, marketing and advertising, travel, and other expenses. In the second half of 2022 (through December 2022) the Company had Operating Expenses totaling of $395,102. This represents a decrease in Operating Expenses of $433,774 or 48% when compared to the first half of 2022. This decrease comes from the decreased labor costs to reduce sales resources and move resources to product development.

Research and Development Expense

The Company's research and development efforts are focused on the continued development of in-vitro BioDiagnostics, including in preparation of potential investor demonstration assay. Research and development expenses consist primarily of materials, equipment, and manufacturing costs to design, develop, and test the in-vitro BioDiagnostics assay. Also included are parts, tools and equipment acquired to produce prototypes for testing.

The Company anticipates that the Company will increase these expenses significantly upon a successful and significant investment of funds into the Company.

Salaries and benefits

In the second half 2022 (through December 30, 2022), the Company spent $206,624 on salaries, contractor, and other compensation expenses. This represents a decrease of $7,263 or 3%. The reason for this decrease is the reduction of staffing and based on lack of funding and shifted focus towards research and development for the potential investor demonstration.

Item 2. Other Information

Upon successful completion of the potential investor technology demonstration, the investor decided to decline investment into the Company. The Company's fundraising efforts have been exhausted and the board has authorized an orderly liquidation of its assets. As a result, all employees were to be terminated no later than April 31, 2023. A shareholder meeting was held on 03/14/2023 and a unanimous vote was obtained for dissolution. Dissolution was unanimously approved by the board of directors on 3/20/2023. The Company has terminated all employees and ceased operations effective of 03/31/2023. In addition to ceasing operations, the Company has file a concurrent SEC form 1-Z to suspend ongoing reporting requirements, in addition to this SEC form 1-SA.

The financial statements included as Item 3 were compiled by a party that has no first-hand knowledge of the company, and that while reasonable efforts were made, it is possible claims may be asserted by stakeholders that are not yet recorded in the enclosed financial statements.

Facible BioDiagnostics Inc.
Balance Sheet
As of December 31, 2022

ASSETS	
Current Assets	
Bank Accounts	
1000-00 Cash and Cash Equivalents	
1010-00 FACible FIB Checking	43,446.22
1020-00 FACible Main (6579)	4.32

Total 1000-00 Cash and Cash Equivalents	$	43,450.54
Total Bank Accounts	$	43,450.54
Accounts Receivable		
1200-00 Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	0.00
Other Current Assets		
1310-00 Inventory Asset		88,303.73
Total 1400-00 Prepaid Expenses	$	101,634.39
Total Other Current Assets	$	189,938.12
Total Current Assets	$	233,388.66
Fixed Assets		
1500-00 Fixed Assets		
1510-00 Furniture		20,599.81
1520-00 Lab Equipment		907,872.53
1530-00 Improvements		19,865.60
1590-00 Accumulated Depreciation		-280,240.12
Total 1500-00 Fixed Assets	$	668,097.82
1600-00 Intangible Assets - All		
1611-00 Patents		110,989.50
1612-00 Website Development		11,972.20
1620-00 Intellectual Property		
1620-10 DNA aptamer - 137369.8002.WO00		824.00
1620-20 Microfluidic chip - 137369.8004.US00		8,043.00
1620-30 RNA aptamer - 137369.8001		166.00
Total 1620-00 Intellectual Property	$	9,033.00
1690-00 Accumulated Amortization		-9,636.79
Total 1600-00 Intangible Assets - All	$	122,357.91
Total Fixed Assets	$	790,455.73
TOTAL ASSETS	$	1,023,844.39
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2020-00 Accounts Payable (A/P)		57,525.61
Total Accounts Payable	$	57,525.61
Credit Cards		
2310-00 Credit Card Payable 8965		0.00
2320-00 Facible Capital One		27,206.94
Total Credit Cards	$	27,206.94
Total Other Current Liabilities	-$	18,142.00
Total Current Liabilities	$	66,590.55
Long-Term Liabilities		
Hawkins Irrevocable Trust		100,000.00

Other Long Term Debt		232,361.50
Total Long-Term Liabilities	$	332,361.50
Total Liabilities	$	398,952.05
Equity		
3000-00 Company Stock		
3020-00 Preferred Series A, par $0.001		20,740.61
Total 3000-00 Company Stock	$	20,740.61
3100-00 Additional Paid-In Capital		
3120-00 APIC - PS Series A-1 (3M Cap)		2,620,853.50
3130-00 APIC - PS Series A-2 (8M Cap)		4,058,454.94
3140-00 APIC - PS Series A-3 (20M Cap)		2,784,590.95
Total 3100-00 Additional Paid-In Capital	$	9,463,899.39
3200-00 Capital - Steve Burden		1,925.35
3500-00 Retained Earnings		-8,100,675.16
3600-00 Vested Common Units		462,982.00
3900-00 Opening Balance Equity		0.00
Net Income		-1,223,979.85
Total Equity	$	624,892.34
TOTAL LIABILITIES AND EQUITY	$	1,023,844.39

FACible BioDiagnostics
P&L

January - December 2022

Income		
Total Income	$	0.00
Cost of Goods Sold		
5000-00 Cost of Goods Sold		
5100-00 Payroll Expenses		
5110-00 R&D Payroll Costs		161,505.52
5140-00 Payroll Expenses - Taxes		13,780.10
5145-00 Payroll Expenses - Workers Comp		964.41
Total 5100-00 Payroll Expenses	$	176,250.03
Total 5000-00 Cost of Goods Sold	$	176,250.03
5200-00 Lab Supplies		38,258.22
5220-00 Reagents		19,972.58
5240-00 Targets		11,671.60
Total 5200-00 Lab Supplies	$	69,902.40
5500-00 R & D Software		8,600.00
Total Cost of Goods Sold	$	254,752.43
Gross Profit	-$	254,752.43
Expenses		
6000-00 Advertising & Marketing		184,244.88

6100-00 Payroll Expense		0.00
6110-00 Payroll Expense - Labor		40,833.38
6130-00 Payroll Expenses - Taxes		3,388.86
6135-00 Payroll Expenses - Workers Comp		233.32
Total 6100-00 Payroll Expense	$	**44,455.56**
6200-00 Consulting		29,675.00
6400-00 Product Development		4,990.00
Total 6000-00 Advertising & Marketing	$	**263,365.44**
7000-00 General & Administrative		
7100-00 Payroll Expenses		
7110-00 Payroll Expenses - Labor		121,097.37
7130-00 Payroll Expenses - Taxes		9,719.53
7135-00 Payroll Expenses - Workers Comp		766.68
7140-00 Payroll Expenses -Medical/Dental/Vision Insurance		68,222.00
Total 7100-00 Payroll Expenses	$	**199,805.58**
7400-00 General & Administrative - Facilities		
7410-00 Rent & Lease		72,636.00
7420-00 Janitorial & Waste Removal		5,330.00
7440-00 Utilities		10,038.07
7450-00 Office Facilities and setup		3,429.00
7460-00 Telephone Expenses		2,900.00
Total 7400-00 General & Administrative - Facilities	$	**94,333.07**
7500-00 Office Operations		
7510-00 Office Supplies		1,810.73
Total 7500-00 Office Operations	$	**1,810.73**
Total 7000-00 General & Administrative	$	**295,949.38**
7700-00 Expense Reimbursement Clearing		450.00
7800-00 General & Administrative -General		
7810-00 Office Software		43,971.58
7820-00 Legal & Professional Services		410,150.74
7825-00 Payroll Service Provider Fee		10,103.56
7830-00 Meals & Entertainment		2,594.08
7831-00 Travel - Transportation		6,069.33
7832-00 Travel - Lodging		778.61
7834-00 Travel - Other		1,064.52
7840-00 Shipping, Freight & Delivery		5,405.37
7850-00 Bank Charges & Fees		9,117.95
7860-00 Conferences		50.00
7870-00 Equipment		2,991.99
7875-00 Permits, Licenses & Fees		287.50
7880-00 Depreciation Expense		92,781.37
7885-00 Amortization Expense		5,178.46
Total 7800-00 General & Administrative -General	$	**590,545.06**
8598-00 Uncategorized Expense		388.00

8600-00 Taxes & Licenses		370.40
Insurance		14,088.09
Total Expenses	$	**1,165,156.37**
Net Operating Income	-$	**1,419,908.80**
Other Income		
8100-00 Other Income		
8110-00 RADx Grant		6,875.27
8190-00 Other Income		6,105.97
Total 8100-00 Other Income	$	**12,981.24**
Total Other Income	$	**12,981.24**
Other Expenses		
8500-00 Other Expense		
8510-00 Interest Expense		6.69
8591-00 Ask My Accountant		-182,954.40
Total 8500-00 Other Expense	$	**(182,947.71)**
Total Other Expenses	$	**(182,947.71)**
Net Other Income	$	**195,928.95**
Net Income	$	**(1,223,979.85)**

FACible BioDiagnostics
Statement of Cash Flows
January - December 2022

OPERATING ACTIVITIES		
Net Income	$	**(1,223,979.85)**
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**(217,653.67)**
Net cash provided by operating activities	$	**(1,441,633.52)**
INVESTING ACTIVITIES		
Net cash provided by investing activities	$	**22,508.89**
FINANCING ACTIVITIES		
Net cash provided by financing activities	$	**1,013,461.51**
Net cash increase for period	$	**(405,663.12)**
Cash at beginning of period	$	449,113.66
Cash at end of period	$	**43,450.54**

EXHIBITS

Exhibit Index

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-SA and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Meridian, ID on September 27, 2022

ISSUER COMPANY LEGAL NAME AND ADDRESS:

Facible BioDiagnostics, Inc.
366 SW 5th Ave, Ste. 104
Meridian, ID 83642

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

s/Dr. Steven Burden, Ph.D.
Chairman of the Board of Directors, CEO, President of Facible BioDiagnostics, Inc.
(Date): September 27, 2022
Location Signed: Meridian, ID